NEWS RELEASE

FOR IMMEDIATE RELEASE

CE Franklin Ltd. Adopts Shareholder’s Rights Plan

April 18, 2012 – CE Franklin Ltd. (NASDAQ: CFK; TSX: CFT):  Further to the announcement of a Strategic Review Process, on April 17, 2012 CE Franklin Ltd. (“CE Franklin”) adopted a Shareholder’s Rights Plan to ensure that, in the context of a bid for control of CE Franklin, the Board of Directors would have sufficient time to consider the bid and conduct the Strategic Review Process. Additionally, the Shareholder’s Rights Plan gives shareholders an equal opportunity to participate in such a bid; and gives them adequate time to properly assess the bid.  The Shareholder’s Rights Plan is not intended to and will not prevent a take-over of CE Franklin.

About CE Franklin

For more than 75 years, CE Franklin has been a leading supplier of products and services to the energy industry. CE Franklin distributes pipe, valves, flanges, fittings, production equipment, tubular products and other general oilfield supplies to oil and gas producers in Canada as well as to the oil sands, refining, heavy oil, petrochemical, forestry and mining industries. These products are distributed through its 39 branches, which are situated in towns and cities serving particular oil and gas fields of the western Canadian sedimentary basin.

Forward-looking Statements: The information in this news release may contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and other applicable securities legislation. All statements, other than statements of historical facts, that address activities, events, outcomes and other matters that CE Franklin plans, expects, intends, assumes, believes, budgets, predicts, forecasts, projects, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements. These forward-looking statements are based on management's current belief, based on currently available information, as to the outcome and timing of future events. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements and refer to the Form 20-F or our annual information form for further detail.

For Further Information Contact:

Investor Relations

800-345-2858

403-531-5604

investor@cefranklin.com

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800, 635 - 8th Avenue S.W., Calgary, Alberta T2P 3M3 (403) 531-5600 Fax: (403) 234-7698	www.cefranklin.com